UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A. Announces an Extension of Early Tender Offer Consideration for Cash Tender Offer

July 22, 2024 — Buenos Aires, Argentina

Telecom Argentina S.A.

8.500% Notes due August 6, 2025

(CUSIP Nos. 879273 AT7 and P9028N AZ4; ISIN Nos. US879273AT79 and USP9028NAZ44)

Telecom Argentina S.A. (“Telecom”) hereby announces that it is extending the offer to pay the Early Tender Offer Consideration through the Expiration Time in connection with its previously announced offer to purchase for cash (the “Offer”) up to U.S.$100,000,000 outstanding aggregate principal amount (reflecting, for the avoidance of doubt, any amortization) of its outstanding 8.500% Notes due August 6, 2025 (the “Notes”) from each registered holder, on the terms and subject to the conditions set forth in the offer to purchase dated July 8, 2024 (as it may be amended or supplemented from time to time, the “Statement”). As a result, holders of Notes that are validly tendered (and not validly withdrawn) at or prior to the Expiration Time, including those who have validly tendered (and not validly withdrawn) Notes at or prior to the Early Tender Deadline, and accepted for purchase (subject to any required proration), will be entitled to receive the Early Tender Offer Consideration as set forth in the Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

The complete terms and conditions of the Offer are described in Telecom’s Statement. Except as described in this press release, the other terms of the Offer as set forth in the Statement remain unchanged.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on August 5, 2024 unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). The previously announced withdrawal deadline of 5:00 p.m., New York City time, on July 19, 2024, has now passed. Notes that have been validly tendered may no longer be withdrawn, and any Notes validly tendered on and after the date hereof and prior to the Expiration Time may not be withdrawn. The Payment Date is expected to be three business days after the Expiration Time.

Morrow Sodali International LLC is acting as the information and tender agent (the “Information and Tender Agent”) for the Offer. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC, BBVA Securities Inc., BCP Securities, Inc., Latin Securities, S.A., Agente de Valores, and UBS Securities LLC are acting as dealer managers (the “Dealer Managers”) for the Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offer is not being made to holders in any jurisdiction in which Telecom is aware that the making of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on Telecom’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer may be directed to the Dealer Managers. Requests for additional copies of the Statement and related documents may be directed to the Information and Tender Agent.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Telecom undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Information and Tender Agent for the Offer is:

Morrow Sodali International LLC

E-mail: telecomargentina@investor.morrowsodali.com
Offer Website: https://projects.morrowsodali.com/telecomargentina

In London 103 Wigmore Street W1U 1QS London Telephone: +44 20 4513 6933	In Stamford 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902 Telephone: +1 203 658 9457

Any question regarding the terms of the Offer should be directed to the Dealer Managers.

The Dealer Managers for the Offer are:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, New York, 10019 United States Attention: Liability Management Call Collect: (212) 250-2955 Toll-Free: (866) 627-0391	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States Attention: Latin America Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874	Santander US Capital Markets LLC 437 Madison Ave New York, New York 10022 United States Attention: Liability Management Call Collect: (212) 350-0660 Toll-Free: (855) 404-3636

BBVA Securities Inc.

1345 Avenue of the Americas,

44th Floor

New York, New York 10105

United States of America

Attn: Liability Management

Collect: +1 (212) 728 2446

U.S. Toll Fee: +1 (800) 422 8692

Email: liabilitymanagement@bbva.com

BCP Securities, Inc. 289 Greenwich Avenue Greenwich, CT 06830 United States Attention: James Harper (203) 629-2186 Email: jharper@bcpsecurities.com	Latin Securities S.A. Agente de Valores Zonamérica Ruta 8, Km 17,500 Edificio M2, Ofic. 002 Montevideo, CP 91600 Uruguay Attention: m.sagaseta@latinsecurities.com.uy	UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Attention: Liability Management Group Call Collect: (212) 882-5723 Toll Free: (833) 690-0971 Email: Americas-lm@ubs.com

Information relating to the Offer shall be available online at https://projects.morrowsodali.com/telecomargentina until the consummation or termination of the Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 22, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations